

Mail Stop 4628

January 4, 2018

Danielle Hunter
Executive Vice President, General Counsel, Chief
Risk & Compliance Officer and Corporate Secretary
C&J Energy Services, Inc.
3990 Rogerdale Rd.
Houston, TX 77042

> **Re:** **C&J Energy Services, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 22, 2017**
> **File No. 333-222281**

Dear Ms. Hunter:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Stephen M. Gill, Esq.
      Vinson & Elkins L.L.P.